MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2016

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements ("Financial Statements") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2015 and the unaudited financial statements for the three months ended March 31, 2016 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of May 12, 2016. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements" or "forward looking information" within the meaning of Canadian and United States securities law. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology Forward-looking statements include:

•

the outcome of our multi-dimensional strategy to address the Environmental Protection Agency’s pre- emptive regulatory action under Section 404(c) of the Clean Water Act and prepare the Pebble Project to initiate federal and state permitting under the National Environmental Policy Act ("Multi-Dimensional Strategy");

•	the outcome of legal proceedings in which we are engaged;
•	our expectations regarding the potential for permitting of a mine at the Pebble Project;
•	our expected financial performance in future periods;
•	our plan of operations, including our plans to carry out and finance the Multi-Dimensional Strategy, exploration and development activities and legal proceedings;
•	our ability to raise capital for the Multi-Dimensional Strategy, exploration and development activities and operational costs;
•	our expectations regarding the exploration and development potential of the Pebble Project; and
•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

•

that we will be able to secure sufficient capital necessary to fund the Multi-Dimensional Strategy, litigation, continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•

that the Company will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

•	that the market prices of copper, gold, molybdenum and silver will not further significantly decline or stay depressed for a lengthy period of time;
•	that key personnel will continue their employment with us; and
•	that we will continue to be able to secure minimal adequate financing on acceptable terms.
•	Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward looking statements are also subject to the Risk Factor facing the business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	a negative outcome of the Multi-Dimensional Strategy, or other legal and political challenges with which we are engaged regarding the Pebble Project, which would have a material adverse effect on the Company;
•	an inability to obtain permitting for a mine at the Pebble Project;
•	an inability to continue to fund the exploration and development activities and other operating costs;
•	the highly cyclical nature of the mineral resource exploration business;
•	the pre-development stage economic and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;
•	an inability to establish that the Pebble Project contains commercially viable deposits of ore;
•	an inability to recover the financial statement carrying values of the Pebble Project if the Company ceases to continue on a going concern basis;
•	the potential for loss of the services of key executive officers;
•	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;
•	the volatility of copper, gold, molybdenum and silver prices and mining share prices;
•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;
•	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;
•	potential claims by third parties to titles or rights involving the Pebble Project;
•	the possible inability to insure our operations against all risks;
•	the highly competitive nature of the mining business;
•	the potential equity dilution to current shareholders from future equity financings; and
•	that we have never paid dividends and will not do so in the foreseeable future.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

During the period 2007 to 2013, the Pebble Limited Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As a consequence of several factors, including the US Environmental Protection Agency’s (the "EPA") regulatory action with respect to the Pebble Project, the withdrawal of Anglo American plc from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

For more information on the Company, investors should review the Company’s annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Northern Dynasty is a mineral exploration company which, via its subsidiaries, holds a 100% interest in mining claims on State of Alaska land in southwest Alaska, USA ("US") that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum-Silver Project (the "Pebble Project" or “Pebble”).

The Pebble Project is an initiative to develop one of the world’s most important mineral resources when measured by aggregate contained metals. Current mineral resources in the Pebble deposit at a 0.30% copper equivalent (CuEQ)1 cut-off grade comprise:

•

6.44 billion tonnes of Measured and Indicated Mineral Resources grading 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.66 g/t silver, containing 57 billion pounds of copper, 70 million ounces of gold, 3.4 billion pounds of molybdenum and 344 million ounces of silver; and

•

4.46 billion tonnes of Inferred Mineral Resources grading 0.25% copper, 0.26 g/t gold, 222 ppm molybdenum and 1.19 g/t silver, containing 24.5 billion pounds of copper, 37 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

Mineralization indicating the presence of the Pebble deposit was discovered by a prior operator in 1987, and by 1997 an initial outline of the deposit had been identified. Northern Dynasty acquired the right to earn an interest in the Pebble property in 2001. Exploration since that time has led to significant expansion of the Pebble deposit, including the discovery of a substantial volume of higher grade mineralization in the eastern part of the deposit. Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004.

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1 For additional details, see section 1.2.1 below.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

A number of other occurrences of copper, gold and molybdenum have been identified along the extensive northeast-trending mineralized system that underlies the property. The potential of these earlier-stage prospects has not yet been fully explored.

To March 31, 2016, $808 million has been invested to advance the project since Northern Dynasty involvement began in 2001. Of this, approximately $595 million (US$573 million) was provided by a wholly-owned subsidiary of Anglo American plc which participated in the Pebble Limited Partnership (the "Pebble Partnership") from 2007 to 20132, and the remainder was financed by Northern Dynasty.

In February 2014, the US Environmental Protection Agency (the "EPA") announced the initiation of a regulatory action under the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit. Much of the Company’s efforts since that time have been focused around providing information and responses to this action through the Pebble Partnership. Over the course of 2016, Northern Dynasty and the Pebble Partnership have continued to advance three key activities:

•	advanced a Multi-Dimensional Strategy, described in section 1.2.1.2 below, to address the EPA’s pre- emptive regulatory action under Section 404(c) of the Clean Water Act;

•	maintained an active corporate presence in Alaska in order to advance relationships with political and regulatory offices of government, Alaska Native partners and other stakeholder groups; and

•	continued to work toward securing a transaction with a potential partner(s) to further advance the project.

The Company also continues to prepare documentation that will position the Pebble Project to initiate federal and state permitting under the National Environmental Policy Act ("NEPA")

Corporate

As at March 31, 2016, Northern Dynasty has $4.2 million in cash and cash equivalents for its operating requirements. The Company has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term.

Northern Dynasty continues to seek additional financing in order to progress any material programs. Additional financing may include any or a combination of debt, equity and/or contributions from possible new Pebble Project participants as well as the acquisition of entities whose primary asset is cash. In late February 2016, the Company filed a preliminary short form base shelf prospectus with the securities commissions in the provinces of British Columbia, Alberta and Ontario, and a corresponding shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission for the issue of up to an aggregate $20 million in securities.

_______________________________________

2 During the period 2007 to 2013, the Pebble Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As a consequence of several factors, including the EPA’s actions with respect to the Pebble Project, the withdrawal of Anglo American plc from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

There can be no assurances that the Company will be successful in obtaining additional financing. The Company has been reducing its operating costs and will continue to do so given the current market conditions. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to further reduce or curtail its operations.

1.2.1	Pebble Project

1.2.1.1	Technical Information

The Pebble property ("Pebble") is located in southwest Alaska, approximately 17 miles (27 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. The property consists of 2,402 mineral claims. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for sound mine site and infrastructure development.

Mineral Resources

The current estimate of the mineral resources in the Pebble deposit, effective date December 2014, is based on drilling to the end of 2013, and includes approximately 59,000 assays obtained from 699 drill holes. The resource was estimated using ordinary kriging by David Gaunt, P.Geo., a qualified person who is not independent of Northern Dynasty.

The mineral resource tabulation, as shown below, uses copper equivalency that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the silver content or its potential economic contribution. A base case cut-off of 0.3% CuEq is highlighted.

Pebble Project Mineral Resources

Cut-off CuEq %	CuEq%	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)	Cu Blbs	Au Moz	Mo Blbs	Ag Moz
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.66	3.83	5.93	0.21	28.13
0.4	0.66	508,000,000	0.34	0.36	180	1.68	3.80	5.88	0.20	27.42
0.6	0.77	279,000,000	0.40	0.42	203	1.84	2.46	3.77	0.12	16.51
1.0	1.16	28,000,000	0.62	0.62	302	2.27	0.38	0.56	0.02	2.04
Indicated
0.3	0.77	5,912,000,000	0.41	0.34	245	1.66	53.42	64.62	3.20	315.50
0.4	0.82	5,173,000,000	0.45	0.35	260	1.75	51.31	58.21	2.97	291.05
0.6	0.99	3,450,000,000	0.55	0.41	299	1.99	41.82	45.47	2.27	220.71
1.0	1.29	1,411,000,000	0.77	0.51	343	2.42	23.95	23.14	1.07	109.79
Measured + Indicated
0.3	0.76	6,439,000,000	0.40	0.34	240	1.66	56.76	70.38	3.40	343.63
0.4	0.81	5,681,000,000	0.44	0.35	253	1.75	55.09	63.92	3.17	319.62
0.6	0.97	3,729,000,000	0.54	0.41	291	1.98	44.38	49.15	2.39	237.37
1.0	1.29	1,439,000,000	0.76	0.51	342	2.42	24.11	23.60	1.08	111.97
Inferred
0.3	0.54	4,460,000,000	0.25	0.26	222	1.19	24.55	37.25	2.18	170.49
0.4	0.68	2,630,000,000	0.33	0.30	266	1.39	19.14	25.38	1.55	117.58
0.6	0.89	1,290,000,000	0.48	0.37	291	1.79	13.66	15.35	0.83	74.28
1.0	1.20	360,000,000	0.69	0.45	377	2.27	5.41	5.14	0.30	25.94

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

Notes to the above table:

These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred Mineral Resources are considered to be too speculative to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Economic Assessments as defined under 43-101. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.

Copper equivalent calculations use metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East zone.

Contained metal calculations are based on 100% recoveries.

A 0.30% CuEQ cut-off is considered to be appropriate for porphyry deposit open pit mining operations in the Americas. All mineral resource estimates, cut-offs and metallurgical recoveries are subject to change as a consequence of more detailed economic analyses that would be required in pre-feasibility and feasibility studies.

The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm and is based on the parameters set out below:

Parameter		Units	Cost ($)	Value
Metal Price	Gold	$/oz	-	1,540.00
	Copper	$/lb	-	3.63
	Molybdenum	$/lb	-	12.36
Metal Recovery	Copper	%	-	89
	Gold	%	-	72
	Molybdenum	%	-	82
Operating Cost	Mining (mineralized material or waste)	$/ton mined	1.01	-
	Added haul lift from depth	$/ton/bench	0.03	-
	Process
	– Process cost adjusted by total crushing energy	$/ton milled	4.40	-
	– Transportation	$/ton milled	0.46	-
	– Environmental	$/ton milled	0.70	-
	– G&A	$/ton milled	1.18	-
Block Model	Current block model	ft	-	75 x 75 x 50
Density	Mineralized material and waste rock	-	-	Block model
Pit Slope Angles	–	degrees	-	42

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

Additonal details can be found in the technical report, entitled "2014 Technical Report on the Pebble Project, Southwest Alaska, USA," authored by J. David Gaunt, PGeo., James Lang, PGeo., Eric Titley, PGeo., and Ting Lu, PEng., effective date December 31, 2014, which is filed under the Company’s profile at www.sedar.com.

Environmental and Socioeconomic

Extensive environmental baseline data has been collected since 2004, with close and ongoing attention given to designing and planning a project that protects clean water, healthy fish and wildlife populations and other natural resources in the region.

In January 2012, the Pebble Partnership publicly released the 27,000-page Environmental Baseline Document ("EBD") for the Pebble Project, which characterizes a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence activities. The purpose of the EBD is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area. Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents. The EBD study is available at http://pebbleresearch.com/. The Pebble Partnership also facilitated a four-day workshop with federal and state regulatory agencies in January 2012 to present the EBD findings. The workshop was broadcast publicly via the Internet. In addition, a series of public presentations of the EBD findings was coordinated in more than 20 communities throughout southwest Alaska and elsewhere around the State. Public and expert review of the EBD was facilitated under the Keystone initiative3.

Environmental baseline data reports through 2014 are being integrated with the database from the EBD so that this information can be shared with state/federal agencies and the public as part of the future permitting process under NEPA. Environmental monitoring of the site has continued at reduced levels over the past two years.

Community Engagement

An active program of stakeholder outreach has also been undertaken at Pebble, and has included community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns and to advise participants about modern mining practices.

Stakeholder outreach and community engagement is ongoing, although at a reduced scale commensurate with other project activities. As the Pebble Project advances toward the completion of a Project Description and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate further stakeholder engagement programs to involve stakeholders in the planning process.

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3 An independent stakeholder dialogue process concerning the Pebble Project initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

1.2.1.2	Legal Matters

Environmental Protection Agency and Bristol Bay Watershed Assessment

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the U.S. Clean Water Act (the "Clean Water Act") to prohibit discharges of dredged or fill material in waters of the US within these drainages; however, evidence exists that the EPA may have been considering a Section 404(c) veto of the Pebble Project at least as far back as 2008 – two years before it received a petition from several Alaska Native tribes.

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a "hypothetical project" that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence, would not yet be known. It is believed by the Company that the assessment was rushed – because it was based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document (further described under Environmental Baseline Studies above).

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous NEPA permitting process.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized, in a report entitled External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panellists called the EPA's effort to evaluate the effects of a "hypothetical mining scenario" on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading". A list of these peer review documents can be found on the Company’s website.

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012.

In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

On February 28, 2014, the EPA announced the initiation of a regulatory action under Section 404(c) of the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

In late May 2014, the Pebble Partnership filed suit in the U.S. District Court for Alaska and sought an injunction to halt the regulatory action initiated by the EPA under the Clean Water Act, asserting that, in the absence of a permit application, the action exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co-plaintiffs. On September 26, 2014, U.S. federal court in Alaska granted the EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. If or when the EPA action is deemed "final", the Pebble Partnership will pursue the underlying case. The Company also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. This appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c).

On July 18, 2014, EPA Region 10 announced a "Proposed Determination" to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. Northern Dynasty management does not accept that the EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the formal submission of a development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement ("EIS") and review under NEPA.

On September 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination. Northern Dynasty and the Pebble Partnership believe the Proposed Determination is unsupported by the administrative record as established by the Bristol Bay Watershed Assessment, and is therefore arbitrary and capricious.

On September 3, 2014, the Pebble Partnership initiated a second action against EPA in federal district court in Alaska charging that EPA violated the Federal Advisory Committee Act ("FACA") due to its close interactions with, and the undue influence of Environmental Non-Governmental Organizations and anti-mining activists in developing the Bristol Bay Watershed Assessment, and with respect to its unprecedented pre-emptive 404c regulatory action under the Clean Water Act. On September 24, 2014, the U.S. federal court judge in Alaska released an order recognizing that the EPA agreed not to take the next step to advance its 404c regulatory action with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

On November 24, 2014, a U.S. federal court judge in Alaska granted the Pebble Partnership’s request for a preliminary injunction in relation to the FACA case. While the preliminary injunction does not resolve the Pebble Partnership’s claims that the EPA actions with respect to the Bristol Bay Watershed Assessment and subsequent 404c regulatory action violated FACA, the decision permits the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. On June 4, 2015, the federal court in Alaska issued an order denying the EPA’s motion to dismiss this case.

Discovery has now commenced in the FACA case. The Pebble Partnership has filed numerous requests for production of documents and is now reviewing tens of thousands of documents produced by the EPA. The Pebble Partnership has also served a number of notices of depositions for current and former EPA employees, EPA contractors and relevant third parties. Several depositions of EPA witnesses have already been completed. Should the Pebble Partnership prevail in its FACA litigation against the EPA, the federal agency may be unable to rely upon the Bristol Bay Watershed Assessment as part of the administrative record for any regulatory action at the Pebble Project.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

On October 14, 2014, the Pebble Partnership filed suit in federal district court in Alaska charging that EPA has violated the Freedom of Information Act (“FOIA”) by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act. The EPA moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership opposed the government’s motion, pointing out several deficiencies in the EPA’s search parameters and the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the FOIA litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in-camera review of the sample and test the merits of EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that EPA "improperly withheld documents in full," and that "many of the documents that defendant released should have been released to begin with because the portions that defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. The Court agreed, concluding that it had "no confidence that [EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re-evaluate all remaining documents EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in-camera review.

Counsel for Northern Dynasty and the Pebble Partnership submitted numerous letters to the independent Office of the EPA Inspector General ("OIG") since January 2014, raising concerns of apprehension of bias, process irregularities and undue influence by environmental organizations in the EPA's preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 2, 2014, the OIG announced that it would investigate the EPA’s conduct in preparing An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska, "to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska." On January 13, 2016, the OIG published its report (the “OIG Report”). While acknowledging significant “scope limitations” in its review and subsequent OIG Report, the OIG concluded that: “we found no evidence of bias in how the EPA conducted its assessment of the Bristol Bay watershed, or that the EPA pre-determined the assessment outcome,” but that an EPA Region 10 employee may have been guilty of “a possible misuse of position.”

Several other investigations of EPA conduct at Pebble contradict the OIG Report. The US Congress’ House Committee on Oversight and Government Reform found “that EPA employees had inappropriate contact with outside groups and failed to conduct an impartial, fact-based review of the proposed Pebble mine.” In addition, a report by former United States Senator and Defense Secretary William S. Cohen and his firm (further described below), said their investigation “raise(s) serious concerns as to whether EPA orchestrated the process to reach a pre-determined outcome; had inappropriately close relationships with anti-mine advocates; and was candid about its decision-making process.”

The findings of the OIG Report are not expected to materially affect the Pebble Partnership’s strategy for addressing the EPA’s CWA 404(c) regulatory action. The Company remains confident that the Pebble Project will ultimately enter federal and state permitting unencumbered by any extraordinary development restrictions.

Page | 12

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

In March 2015, William Cohen and his firm, The Cohen Group, assisted by the law firm DLA Piper, was retained by the Pebble Partnership to conduct an independent review of whether the EPA acted fairly in connection with its evaluation of potential mining in the Bristol Bay watershed. Secretary Cohen was requested to evaluate the fairness of EPA's actions and decisions in this matter based upon a thorough assessment of the facts and relying on his experience as a senior government official, as well as his 24 years as a member of the U.S. Senate and House of Representatives.

A team of independent investigators employed by The Cohen Group and DLA Piper reviewed thousands of documents secured through FOIA requests and interviewed approximately 60 individuals involved with the EPA or its review of the Pebble Project. On October 6, 2015, Mr. Cohen released his report entitled Report of an Independent Review of the United States Environmental Protection Agency’s Actions in Connection with its Evaluation of Potential Mining in Alaska’s Bristol Bay Watershed. The report stated the conclusion of Mr. Cohen that he did not believe the EPA used the "fairest and most appropriate process" in its proposed preemptive regulatory action under the Clean Water Act 404(c).

Mr. Cohen urged policymakers to require that the permitting process under NEPA and the regulations developed by the Council on Environmental Quality (the "Permit/NEPA Process") be followed. Mr. Cohen commented that the Permit/NEPA Process is more comprehensive than the pre-emptive Section 404(c) action employed by the EPA and he could find no valid reason why that process was not used.

The Cohen report also raised a number of concerns about the EPA’s Bristol Bay Watershed Assessment study and the Clean Water Act 404(c) regulatory action, including possible prejudice and pre-determination of outcomes by the EPA, inappropriately close relationships between certain EPA officials and anti-mine advocates, EPA’s candor with respect to certain actions it took, lack of consistency between the BBWA and the proposed determination, and lack of cooperation by EPA personnel with respect to Congressional queries and FOIA requests.

Northern Dynasty does not consider the Cohen report to constitute an "expert’s" report but rather considers it to constitute an informed view of the Company’s treatment by the EPA expressed by a person familiar with governmental due process goals. Mr. Cohen has appeared before a Congressional committee (House Committee on Science, Space and Technology) with respect to the findings in his report and, if given the opportunity, may appear before other committees in the months ahead.

In summary, the Pebble Partnership is advancing a Multi-Dimensional Strategy to address the EPA’s preemptive regulatory action under Section 404(c) of the Clean Water Act, and is working to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the federal agency. This strategy includes three discrete pieces of litigation against the EPA, including:

•	challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the Clean Water Act prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

•	alleging that the EPA violated FACA in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the Clean Water Act regulatory action; and

•	alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under FOIA.

While the litigation process is inherently uncertain, and it is difficult to predict with confidence the length of time that each of the legal initiatives described above will take to advance to specific milestone events or final conclusion, Northern Dynasty expects a final decision by a federal court judge in Alaska on the Pebble Partnership’s FACA case in 2017.

Page | 13

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

Northern Dynasty cannot predict the outcome of its various challenges to what it sees as improper, preemptory attempts by the EPA to prevent or unduly restrict mineral development at Pebble. If these challenges all fail and the EPA continues to oppose the Pebble Project by all legal means, it will almost certainly have a material adverse effect on the Company.

1.2.3	Market Trends

Copper prices trended upward from early 2009 until late 2011. Prices were variable from 2012 to 2015 and weakened overall. Prices continue to be variable in 2016. The recent closing price is US$2.15/lb.

The average annual gold price steadily increased from 2008 to 2012. Gold prices trended lower in 2013, and were variable, weakening overall in 2014 and 2015. Gold prices have increased in 2016, related to global economic uncertainty. The recent closing price is US$1,279/oz.

Molybdenum prices were variable but improving in 2010 and 2011, and variable but weakening in 2012 and 2013. Following an uptrend from January to August 2014, prices decreased in 2015 but appear to have stabilized in 2016. The recent closing price is US$6.94/lb.

Silver prices trended upward in 2010 and 2011, reaching as high as $43/oz. Prices ranged between $26/oz and $35/oz between October 2011 and December 2012, and trended downward in 2013. Prices were variable in 2014 and 2015, with an overall decrease in the average price. Prices have shown some improvement in 2016. The recent closing price is US$17.23/oz.

Average annual prices of copper, gold, molybdenum and silver for the past five years as well as the average prices so far in 2016 are shown in the table below:

Year	Average metal price
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2011	4.00	1,572	15.41	35.25
2012	3.61	1,669	12.81	31.16
2013	3.32	1,410	10.40	23.80
2014	3.14	1,276	11.91	19.08
2015	2.49	1,160	6.73	15.68
2016 (to the date of this MD&A)	2.14	1,205	5.61	15.39

Source: LME Official Cash Price as provided at www.metalprices.com

Page | 14

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

1.3	Selected Annual Information

Not required for an interim MD&A.

1.4	Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements of	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Comprehensive Loss (Income)	2016	2015	2015	2015	2015	2014	2014	2014
Expenses
Exploration and evaluation	$2,025	$3,374	$1,786	$1,484	$2,074	$3,461	$2,436	$2,952
General and administrative 1, [2]	2,130	1,813	3,076	1,567	1,816	2,119	2,120	2,150
Legal, accounting and audit [1]	3,854	6,379	4,452	2,922	3,248	4,932	1,957	1,281
Share-based compensation	156	469	33	41	360	522	557	699
Other items [3]	98	373	50	(236)	(1,252)	(1,109)	(982)	(211)
Loss for the quarter	$8,263	$12,408	$9,397	$5,778	$6,246	$9,925	$6,088	$6,871

Basic and diluted loss per common share	$0.04	$0.07	$0.07	$0.04	$0.05	$0.10	$0.06	$0.07
Weighted average number of common shares (000s)	222,106	181,339	137,173	130,973	130,082	95,010	95,010	95,010

1.	From Q1-2015 onward, in presenting the statement of loss and comprehensive loss, the Company has separately reflected legal, accounting and audit expenditures. This line item is predominantly comprised of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project. These expenditures were previously included under general and administrative expenditures. Results for Q2-2014 to Q4-2014 have been adjusted to conform with this presentation.
2.	The Company did not accrue or pay executive directors’ and independent directors’ fees in Q1 and Q2 of 2015.
3.	Other items include interest income and expense, exchange gain or loss, gain or loss on disposal of financial assets and plant and equipment and deferred income tax (recovery) expense.

Discussion of Quarterly Trends

Exploration and evaluation expenses ("E&E") have trended down other than in Q4 2015 and Q4 2014 as the Company paid annual claim fees. E&E includes costs for Native community engagement, select environmental monitoring programs, annual fees for claims (paid in Q4), site leases, land access agreements and technical studies.

General and administrative expenses ("G&A"), which exclude legal, accounting and audit expenses as per the revised presentation of the statement of loss and comprehensive loss adopted by the Company in fiscal year 2015, have fluctuated based on the level of corporate and financing activities undertaken. G&A has averaged approximately $2.1 million over the period, with the exception of Q3 2015, when G&A increased mainly due to the recognition of arrear directors’ fees and a bonus commitment which were not accrued or paid in Q1 and Q2 of 2015.

Legal, accounting and audit expenses are comprised primarily of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project and have fluctuated in line with ongoing activities to advance the Company’s multi-dimensional strategy to address the EPA’s pre-emptive regulatory process as discussed in Section 1.2.1.2 Legal Matters.

Share-based compensation expense ("SBC") has fluctuated due to the timing of share purchase option grants and the vesting periods associated with these grants.

Page | 15

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

1.5	Results of Operations

The following financial data has been prepared in accordance with IFRS effective for the three months ended March 31, 2016 and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1	Results of Operations for the Three Months Ended March 31, 2016 vs. 2015

The Company recorded an increase in loss of $2.0 million due primarily the increase in legal, accounting and audit expenses by $0.6 million. In 2015, the loss also included a deferred tax recovery of $1.3 million. There was no adjustment in the current period.

E&E comprised mainly of the following for the period as compared to 2015, expressed in thousands of dollars:

	2016	2015
Engineering	$53	$72
Environmental	192	286
Site activities	391	570
Socio-economic	1,366	1,102
Other activities and travel	23	44
	$2,025	$2,074

The Company incurred E&E associated with continued Native community engagement, stakeholder outreach environmental monitoring and payments in respect to site leases. In 2015, site activities and environmental expenses were impacted by demobilization and remediation activities.

The following table provides a breakdown of G&A, and legal, accounting and audit expenses incurred in the period as compared to 2015, expressed in thousands of dollars:

	2016	2015
Conference and travel	$86	$86
Consulting	87	162
Insurance	108	96
Office costs, including information technology	274	410
Management and administration	1,260	721
Shareholder communication	172	184
Trust and filing	143	157
Total G&A	2,130	1,816
Legal, accounting and audit	3,854	3,248
	$5,984	$5,064

G&A increased due primarily to management and administration costs which included payment of director fees. In 2015, director fees were deferred (not accrued) to Q3 of 2015.

Page | 16

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

SBC has fluctuated due to the timing of share purchase option grants and the vesting periods associated with these grants. SBC decreased $0.2 million in the period. The Company granted 600,000 options in the period (2015 – nil granted) which are vesting in three equal tranches: 6 months; 12 months and 24 months.

1.5.2	Financial position as at March 31, 2016 vs. December 31, 2015

The total assets of the Company decreased by $15 million due in large part to the appreciation in the Canadian dollar in relation to US dollar which resulted in the decrease in the value of the Company’s mineral property, plant and equipment when translated to the Company’s reporting currency.

1.6	Liquidity

The Company's major sources of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions and the issue of common shares pursuant to the exercise of share purchase options. The Company has also in fiscal 2015 pursued the strategy of acquiring companies whose primary assets are cash and equivalents through the issuance of equity securities. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As at March 31, 2016, the Company’s cash and cash equivalents were $4.2 million, down from $7.5 million at December 31, 2015 as the Company used $5.0 million of its cash in its operating activities and sold its available-for-sale financial assets, being shares in a listed entity which the Company received on the acquisition of Mission Gold Ltd. in 2015, for proceeds of $1.8 million. The Company has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required to pursue any material expenditures at the Pebble Project. There can be no assurances that the Company will be successful in obtaining additional financing. The Company has been reducing its operating costs and will continue to do so given the current market conditions. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to further reduce or curtail its operations.

At March 31, 2016, the Company had working capital of approximately $0.2 million as compared to $7.9 million at December 31, 2015. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations other than those disclosed below:

The following commitments and payables (expressed in thousands) existed at March 31, 2016:

		Payments due by period
	Total	≤ 1 year	1-5 years	> 5 years
Trade and other payables	$4,047	$4,047	$–	$–
Payable to related parties	493	493	–	–
Lease commitments	381	381	–	–
Total	$4,921	$4,921	$–	$–

The Group, through the Pebble Partnership, is advancing its multi-dimensional strategy to address the EPA’s preemptive regulatory action under Section 404(c) of the Clean Water Act, through litigation against the EPA contesting the EPA’s statutory authority to act pre-emptively under the Clean Water Act, and alleging violation of FACA and the unlawful withholding of documentation under the Freedom of Information Act. The Group has a contingent liability for additional legal fees and costs that may be due to the Group’s counsel should there be a successful outcome. However, the Group is unable to estimate or determine the length of time that each of the legal initiatives mentioned above will take to advance to specific milestone events or final conclusion. As of the reporting date of the Financial Statements, if there was a favourable outcome or settlement, the Company estimates there would potentially be additional legal fees of $13.2 million (US$10.2 million at closing Bank of Canada rate on March 31, 2016 of C$1.2987) payable by the Company.

Page | 17

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and routine site and office leases (included in table above).

1.7	Capital Resources

The Company’s capital resources consist of its cash reserves. As of March 31, 2016, the Company had no long term debt or commitments for material capital expenditures.

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

There are none.

1.9	Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. ("HDSI")

Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiary, HDSI are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

Current directors of the Company namely Robert Dickinson and Ron Thiessen are active members of the HDI Board of Directors. Marchand Snyman, the Company’s CFO, is also an active member of the HDI Board of Directors. Other key management personnel of the Company – Doug Allen, Stephen Hodgson, Bruce Jenkins, Sean Magee and Trevor Thomas – are active members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the "Services Agreement") dated July 2, 2010 whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Page | 18

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

Third party expenses are billed at cost, without any markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either the Company or HDSI.

The following summarizes the transactions with HDSI expressed in thousands of dollars for the three months ended March 31:

Transactions	2016	2015
Services rendered by HDSI	$1,060	$919
Technical	288	302
Engineering	37	102
Environmental	94	173
Socioeconomic	152	–
Other technical services	5	27
General and administrative	772	617
Management, corporate communications, secretarial, financial and administration [1]	612	445
Shareholder communication	160	172

Reimbursement of third party expenses	150	218
Conferences and travel	44	42
Insurance	42	50
Office supplies and information technology	64	126

Total	$1,210	$1,137

Note:

1.	In 2015, no executive directors’ fees were accrued or paid.

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 8(a) in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

Page | 19

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

1.12	Critical Accounting Estimates

The required disclosure is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A and which are available under the Company’s profile at www.sedar.com.

1.14	Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Company limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group as and when required. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the period ended March 31, 2016. Amounts receivable include receivable balances with government agencies and refundable deposits. Management has also concluded that there is no objective evidence of impairment to its amounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership and U5 Resources Inc. have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity as the Company’s functional and presentation currency is the Canadian dollar. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the year ended March 31, 2016.

Page | 20

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the period ended March 31, 2016.

Commodity price risk

While the value of the Company’s Pebble Project, held through its interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, reserves and special warrants, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's 2015 Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1	Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A is shown in the following table:

Number
Common shares issued and outstanding	222,150,876
Share options pursuant to the Company’s incentive plan	10,259,400
Other warrants and options issued pursuant to the acquisition of Cannon Point and Mission Gold	17,284,348

1.15.2	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Page | 21

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

1.15.3	Management’s Report on Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

1.15.4	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s ICFR during the period ended March 31, 2016, that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

1.15.5	Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.6	Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Inability to Achieve Mine Permitting Of the Pebble Project

The principal risk facing the Company is that it will be ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build a mine at Pebble. There are prominent and well organized opponents of the Pebble Project and the Company may be unable, despite developing solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince mining regulatory authorities that a mine should be permitted at Pebble. If we are unable to secure the necessary permits to build a mine at the Pebble Project, we may be unable to achieve revenues from operations and/or recover our investment in the Pebble Project.

Page | 22

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces concerted opposition from many individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed ("BBW"). The BBW is an important wildlife and salmon habitat area. The United States Environmental Protection Agency has gone so far as to suggest that it may peremptorily prevent the Pebble Project from proceeding even before a mine permitting application is filed. Accordingly one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at Pebble.

In the event that we are unsuccessful in our litigation against the Environmental Protection Agency, or are otherwise unable to reach a settlement with the federal agency, we may never be able to proceed with permitting with respect to the Pebble Project.

The principal risk currently facing the Company is that we may be unable to settle our ongoing issues with the Environmental Protection Agency (the “EPA”) with respect to its regulatory action under Section 404(c) of the U.S. Clean Water Act. While we believe our position has merit, the proceedings have been lengthy and have required us to expend substantial funds and time. There can be no assurance that the funds allocated for combating the EPA action will be sufficient to bring our strategy to completion and we may be unable to raise additional funds, causing us to abandon our strategy. Further, even if we are able to raise sufficient funds to bring our strategy to completion, there is no assurance that we will ultimately be successful. In the event that we are unsuccessful, and the EPA’s regulatory action is upheld, we will be unable to proceed with permitting of the Pebble Project and the Company will be materially adversely affected.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore".

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only.

Northern Dynasty has included mineral resource estimates that have been made in accordance with National Instrument 43-101. These resource estimates are classified as "measured resources", "indicated resources" and "inferred resources". Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Northern Dynasty Has No History Of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the pre-development stage.

Northern Dynasty May Not Be able to Continue as a Going Concern.

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At March 31, 2016, Northern Dynasty had working capital of approximately $0.2 million. Northern Dynasty has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required to pursue any material work programs at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values. Refer also to discussion in 1.6 Liquidity.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

As the Pebble Project is Northern Dynasty’s Principal Mineral Property Interest, Failure to Establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore May Cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and Reduce Its Ability to Obtain New Financing.

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s principal mineral property interest. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would possibly result in further declines in the trading price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If Prices for Copper, Gold, Molybdenum and Silver Decline, Northern Dynasty May Not Be Able to Raise the Additional Financing Required to Fund Expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold and molybdenum are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance With Environmental Requirements Will Take Considerable Resources and Changes to these Requirements Could Significantly Increase the Costs of Developing the Pebble Project and Could Delay these Activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

Changes in Government Regulations or the Application Thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project. Refer to further discussion in 1.2.1.2 Legal Matters.

Litigation

The Company is currently and may in future be subject to legal proceedings in the development of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably it may have a material adverse effect of the Company.

Northern Dynasty is Subject to Many Risks that Are Not Insurable and, as a Result, Northern Dynasty Will Not Be Able to Recover Losses Through Insurance Should Certain Events Occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

The Market Price of Northern Dynasty’s Common Shares is Subject to High Volatility and Could Cause Investor Loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

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Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2016

If Northern Dynasty Loses the Services of Key Personnel that It Engages to Undertake Its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or Be More Expensive to Undertake than Anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including HDSI (refer 1.9 Transactions with Related Parties). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

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